Exhibit 10.1

PRESS RELEASE

AeroScout chooses iBOLT to Integrate Salesforce.com
with its On-Premise IT Systems

Magic Software’s Salesforce.com customer base rapidly growing since May product launch

Or-Yehuda, Israel, September 23, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of application platforms, and business and process integration solutions, today announced that Magic Software Israel and Blat Lapidot have successfully completed an application integration project for AeroScout, a leading provider of Unified Asset Visibility solutions.

The project was successfully accomplished using the special edition of Magic Software’s iBOLT business integration suite – specially adapted for integrating Salesforce.com. The solution facilitates the bi-directional flow of mission-critical information between the company’s subscription-based Salesforce.com CRM system and their various on-premise IT systems including the Priority ERP system and others.

According to Ran Shalev, chief financial officer of AeroScout, “The major advantage of iBOLT was the ability to quickly and simply connect the business services that we receive from Salesforce.com to the operational systems that we operate on the premises of the company. This will now allow us to implement an unprecedented level of continuity in our company’s business process management.”

Maya Komrov, chief executive officer for Blat-Lapidot believes that: “As with many other business customers, AeroScout also reached the conclusion that they must integrate their various IT systems in order to make better use of their business information. After a number of unsuccessful attempts, it became clear that a more powerful and user-friendly tool was needed for the company’s future requirements. There’s no doubt that iBOLT allowed the project to be completed in a much faster and simpler manner for AeroScout.”

Udi Ertel, chief executive officer for Magic Software Israel added: “The new special edition of iBOLT for Salesforce.com is the latest within our iBOLT portfolio. The scope of this portfolio has enabled Magic Software to offer fast, simple and cost-effective business IT integration for dozens of customers here in Israel.”

Magic Software’s iBOLT business integration suite is straightforward, code-free and can integrate on-demand CRM applications such as Salesforce.com with other enterprise business applications including ERP, Finance, Human Resource Management Systems, Distribution and Data Warehouse Management. By facilitating the sharing of information across the enterprise, iBOLT allows management to make more informed business decisions and eliminate the work duplication and manual data entry that arises from the compartmentalization of mission-critical data.

iBOLT has been successfully used to integrate multiple business applications in hundreds of projects worldwide.

For more information about the iBOLT business integration suite please visit: http://www.magicsoftware.com/78-en/products.aspx

About AeroScout
AeroScout is the market leader in Unified Asset Visibility solutions. The company’s products accurately locate and monitor assets and people over standard Wi-Fi networks to improve and automate business processes. AeroScout’s global customer base includes many of the Fortune 500 and the world’s leading hospitals. Founded in 2000, AeroScout pioneered the Wi-Fi visibility market by introducing the industry’s first Wi-Fi-based Active RFID tag, and is widely recognized as leading the market in number of tags shipped. AeroScout is headquartered in Redwood City, Calif., with offices in Europe, Asia, the Middle East, Latin America and Australia. For more information, please visit www.aeroscout.com.

AeroScout is a registered trademark of AeroScout, Inc. Wi-Fi is a trademark of the Wi-Fi Alliance. All other trademarks are the property of their respective owners. Information is subject to change without notice.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a leading provider of application platforms, and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV’s, system integrators, value-added distributors and resellers, consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, Salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Press contacts:

USA	International
Cathy Caldeira	Arita Mattsoff
Metis Communications	Magic Software Enterprises
Tel: +1-617-236-0500	Tel. +972 3 538 9292
Email: magicsoftware@metiscomm.com	Email: arita@magicsoftware.com